

February 19, 2014

<u>Via Facsimile</u>
Ms. Barbara R. Smith, Senior Vice President and Chief Financial Officer
Commercial Metals Company
6565 N. MacArthur Blvd
Irving, TX 75039

> **Re:** **Commercial Metals Company**
> **Form 10-K for the fiscal year ended August 31, 2013**
> **Filed October 28, 2013**
> **File No. 1-4304**

Dear Ms. Smith:

We have reviewed your response to our comment letter dated January 17, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended August 31, 2013</u>

<u>2013 Liquidity and Capital Resources, page 31</u>

1.   We have read your response to prior comment 14 of our letter dated January 17, 2014. To the extent that the reclassifications from accounts payable – trade to accounts payable – documentary letters of credit materially impacted your cash flows from operations and cash flows from (used by) financing, please quantify the reclassifications for each period presented and expand your discussion to address how these reclassifications impacted your reported cash flows. Please show us what your future disclosures will look like.

<u>Consolidated Statements of Cash Flows, page 47</u>

2.   We have read your response to prior comment 14 of our letter dated January 17, 2014. You indicate that certain documentary letters of credit at a subsidiary were misclassified as accounts payable – trade in the fiscal 2012 and fiscal 2011 consolidated balance sheets, which also resulted in misclassifications in the related consolidated statements of

cash flows for each of the quarters and the years ended fiscal 2012 and fiscal 2011. The Company identified the misclassifications in the previously filed financial statements during the first quarter of fiscal 2013. You determined that the error related to the misclassification of documentary letters of credit as accounts payable trade was not quantitatively or qualitatively material to any of the affected periods. Please provide us with a complete SAB 99 materiality analysis to demonstrate that the error was not quantitatively or qualitatively material to any of the affected periods.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief